EXHIBIT 4

                     [Letterhead of Bollore Investissement]


June 9, 2005


Dear Alexandre,

Given the decisions made by the general meeting of the shareholders of Havas held today, I hereby confirm that the participation of Sebastian Holdings Inc. on the board of directors of Havas may take place through the position of a permanent representative of one of our directors that is a legal entity. Therefore, our cooperation as contemplated in Article 2 of our agreement will be organized in this framework.


Best regards,


/s/Vincent Bollore
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Vincent Bollore




Accepted on behalf of Sebastian Holdings Inc.:


/s/Benoit Jamar
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Benoit Jamar